1 of 6 Pages







                             SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C.  20549

                                        SCHEDULE 13G

                          Under the Securities Exchange Act of 1934

                                      (Amendment No. 1)



                                      THRUSTMASTER, INC.
             				        -------------------------------------------
                                       (Name of Issuer)

                      		    COMMON STOCK, NO PAR VALUE PER SHARE
		               -----------------------------------------------------------
                               (Title of Class of Securities)

                           	  	          8860271
         				          ---------------------------------------------
                           (CUSIP Number of Class of Securities)

Page 2 of 6 Pages


1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON:

                                   C. Norman Winningstad

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)   [     ]
                                                 (b)   [     ]

3	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States citizen

NUMBER OF			        5)  SOLE VOTING POWER:			        388,000
SHARES
BENEFICIALLY
OWNED BY			         6)  SHARED VOTING POWER:		        67,000
EACH
REPORTING
PERSON				          7)  SOLE DISPOSITIVE POWER:	  	  404,000
WITH:
					               8)  SHARED DISPOSITIVE POWER:			  67,000

9)	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
    PERSON:                                          471,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES:			                       [      ]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	  10.4%

12)	TYPE OF REPORTING PERSON:	                       						IN

3 of 6 Pages

Item 1 (a) .		Name of Issuer:
	    This Schedule 13G relates to Thrustmaster, Inc., an Oregon corporation (the "Company").

Item 1 (b) .		Address of Issuer's Principal Executive Offices:
	    The Company's principal executive offices are located at 7175 N.W. Evergreen Parkway, #400, Hillsboro, Oregon 97124.

Item 2 (a) .		Name of Persons Filing:
     This Schedule 13G relates to C. Norman Winningstad.

Item 2 (b) .		Address of Principal Business Office:
     The business address of the reporting person is 7175 N.W. Evergreen Parkway, #400, Hillsboro, Oregon 97124.

Item 2 (c) .		Citizenship:
     C. Norman Winningstad is a citizen of the United States.

Item 2 (d) .		Title of Class of Securities:
     This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

Item 2 (e) .		CUSIP Number:
     The CUSIP Number for the Company's Common Stock is 8860271.

Item 3 .		If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) 	[      ]	Broker or dealer registered under Section 15 of the Act,

     (b) 	[     ]	Bank as defined in Section 3(a)(6) of the Act,

     (c) 	[     ]	Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) 	[     ]	Investment Company registered under Section 8 of the
                  Investment Company Act,

4 of 6 Pages

    	(e) 	[     ]	Investment Advisor registered under Section 203 of the
                  Investment Advisors Act of 1940,

     (f) 	[     ]	Employee Benefit Plan, Pension Fund which is subject to the
                  provisions of the Employee Retirement Income Security Act
                  of 1974 or Endowment Fund,

     (g) 	[     ]	Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G),

     (h) 	[     ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                     Not applicable.

Item 4 .		Ownership.

     The following describes the ownership of Common Stock by C. Norman Winningstad as of December 31, 1996:

     (a)	Amount beneficially owned:  		                         471,000

     (b)	Percent of class: 				                                    10.4%

     (c)	Number of shares as to which such person has:

			        (i)	Sole power to vote or direct the vote:           388,000

       			(ii)	Shared power to vote or to direct the vote:       67,000

      			(iii)	Sole power to dispose or to direct the
               disposition of:  					                           404,000

       			(iv)	Shared power to dispose or to direct the
               disposition of: 					                             67,000

Item 5 .		Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6 .		Ownership of More than Five Percent on Behalf
          of Another Person.

     Not applicable.

Item 7 .		Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8 . 	Identification and Classification of Members of the Group.

     Not applicable.

5 of 6 Pages

Item 9 .		Notice of Dissolution of Group.

     Not applicable.

Item 10 .		Certification.

     Not applicable.

6 of 6 Pages

                                     SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:		March 28, 1997			             C. NORMAN WINNINGSTAD

                                     /s/ 		C. Norman Winningstad
						                               ----------------------------------
                                     C. Norman Winningstad